UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Emmis Communications Corporation
                                (Name of Issuer)

                      Class A Common Shares, $.01 par value
                         (Title of Class of Securities)

                                    291525103
                                 (CUSIP Number)

                              Frank K. Martin, CFA
                                Managing Partner
                         Martin Capital Management, LLP
           300 Junior Achievement Drive, Suite 301, Elkhart, IN 46516
                                 (574) 293-2077

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 17, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  291525103

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Martin Capital Management, LLP
         35-1827458

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)   X

     3.  SEC Use Only

     4.  Source of Funds (See Instructions) OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.  Citizenship or Place of Organization Indiana


Number of Shares Beneficially Owned by Each Reporting Person With:

     7.  Sole Voting Power

         0

     8.  Shared Voting Power

         2,669,245

     9.  Sole Dispositive Power

         0

     10. Shared Dispositive Power

         2,669,245

     11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,669,245

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13. Percent of Class Represented by Amount in Row (11)

         8.2%

     14. Type of Reporting Person (See Instructions)

         IA

Item 1.  Security and Issuer

         This Schedule 13D relates to Class A Common Shares, $.01 par value per share (the "Common Shares") of Emmis Communications Corporation (the "Issuer"). The Issuer's principal executive offices are located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204, United States.

Item 2.  Identity and Background

         This Schedule 13D is filed by Martin Capital Management, LLP, an Indiana limited liability partnership ("MCM"). The principal executive offices of MCM are located at 300 Junior Achievement Drive, Suite 301, Elkhart, Indiana 46516. MCM's principal business is investment management.

         Dennis D. Blyly, Todd B. Martin, Frank K. Martin and Andrew P. Wilson (the "Covered Persons") are the partners of MCM. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of MCM or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Common Shares covered by this Schedule 13D were purchased by the Covered Persons and by MCM on behalf of its investment management clients and certain employee and pro bono accounts between September 28, 2001 and May 2, 2006 for approximately $41.4 million. The source of funds for the purchases was cash available for investment from the Covered Persons and from such clients and accounts.

Item 4. Purpose of Transaction

         All Common Shares reported herein were acquired for investment purposes. The reporting person reviews on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer's securities, the reporting person may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of MCM, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

         As part of the ongoing evaluation of this investment and investment alternatives, the reporting person may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to
Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. On May 17, 2006, MCM sent a letter to the Chief Executive Officer of the Issuer, a copy of which is attached hereto and incorporated herein.

Item 5.  Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. MCM is the investment manager for client accounts, which together beneficially own an aggregate of 2,630,741 Common Shares. MCM has the power to direct the vote and disposition of the Common Shares held in these client accounts. MCM also has the power to direct the vote and disposition of an additional 13,710 Common Shares held in certain employee, pro bono and similar accounts. The Covered Persons directly beneficially own an aggregate of 24,794 Common Shares, comprised of 1,300 Common Shares held by Dennis D. Blyly, 6,570 Common Shares held by Todd B. Martin, 15,400 Common Shares held by Frank K. Martin, and 1,524 Common Shares held by Andrew P. Wilson. Accordingly, MCM may be deemed to be the beneficial owner of an aggregate amount of 2,669,245 Common Shares.

         The Covered Persons, as partners of MCM, may be deemed to beneficially own the same number of Common Shares reported by MCM.

         MCM disclaims beneficial ownership of the 2,669,245 Common Shares held in the accounts described above or held by the Covered Persons. The Covered Persons each disclaim beneficial ownership of the Common Shares reported above except, for each Covered Person, the respective amount reported as directly beneficially owned by such Covered Person.

(c) The reported share amounts for MCM reflect amounts as of May 17, 2006. MCM effected the following transactions in the Common Stock during the past 60 days:

     - MCM sold 450 Common Shares in the open market on March 20, 2006 at a price of $16.94 per share.

     - MCM purchased 14,700 Common Shares in the open market on March 20, 2006 at a price of $16.90 per share.

     - MCM purchased 9,230 Common Shares in the open market on March 22, 2006 at a price of $16.62 per share.

     - MCM purchased 250 Common Shares in the open market on April 5, 2006 at a price of $15.52 per share.

     - MCM purchased 342,220 Common Shares in the open market on April 18, 2006 at a price of $12.50 per share.

     - MCM purchased 131,400 Common Shares in the open market on April 24, 2006 at a price of $12.41 per share.

     - MCM purchased 78,550 Common Shares in the open market on April 25, 2006 at a price of $12.22 per share.

     - MCM purchased 700 Common Shares in the open market on April 26, 2006 at a price of $12.28 per share.

     - MCM purchased 33,700 Common Shares in the open market on April 27, 2006 at a price of $12.45 per share.

     - MCM purchased 40,000 Common Shares in the open market on April 28, 2006 at a price of $12.28 per share.

     - MCM purchased 115,500 Common Shares in the open market on May 1, 2006 at a price of $12.12 per share.

     - MCM purchased 85,000 Common Shares in the open market on May 2, 2006 at a price of $12.27 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Shares during the past 60 days.

         (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated to read in its entirety as follows:

         Exhibit 1 - Letter from Martin Capital Management, LLP to the Chief Executive Officer of Emmis Communications Corporation, dated May 17, 2006

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 18, 2006



MARTIN CAPITAL MANAGEMENT, LLP

By:  /S/Frank K. Martin

Name:     Frank K. Martin, CFA
Title:   Managing Partner

Appendix A

                                 Covered Persons


Name of
 Covered Person         Principal Business Address         Principal Occupation

Dennis D. Blyly, CFA    Martin Capital Management, LLP     Investment Management
                        300 Junior Achievement Drive
                        Suite 301
                        Elkhart, Indiana  46516

Todd B. Martin, CFA     Martin Capital Management, LLP     Investment Management
                        300 Junior Achievement Drive
                        Suite 301
                        Elkhart, Indiana  46516

Frank K. Martin, CFA    Martin Capital Management, LLP     Investment Management
                        300 Junior Achievement Drive
                        Suite 301
                        Elkhart, Indiana  46516

Andrew P. Wilson, CFA   Martin Capital Management, LLP     Investment Management
                        300 Junior Achievement Drive
                        Suite 301
                        Elkhart, Indiana  46516

Exhibit 1
Letter from Martin Capital Management, LLP to Chief Executive Officer of Emmis Communications Corporation







May 17, 2006



Mr. Jeffrey H. Smulyan
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Dear Jeff:

         This is an open letter from a long-term shareholder of Emmis Communications Corporation ("Emmis"). Martin Capital Management clients, partners, and employees own approximately 7.2% of the total shares outstanding. We ask that you share this correspondence with the Emmis Board of Directors.

         You have proposed a "going private" transaction. In making that offer, you have advised the Board of Directors that:

         Mr. Smulyan will not agree to any other transaction involving Emmis or his shares of Emmis. Under the terms of Emmis' charter, on any such other transaction (other than the "going private" transaction described above) that requires the approval of Emmis' shareholders, the Class A Common Stock and Class B Common Stock will vote together as a single class, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to 10 votes per share. Mr. Smulyan would in such circumstances have approximately 66.7% of the combined voting power entitled to vote on any such other transaction (calculated to include shares issuable under all options exercisable currently or within 60 days).

         As a practical matter, it would appear that your proposal would give you the unilateral power to prevent Emmis from engaging in any other transaction. However, if 50% of the shareholders of Emmis were to vote against the proposed "going private" transactions, your proposal could not be implemented.

         One of the unfortunate developments in corporate America is the all-too-frequent breakdown in the age-old "principal/agent" relationship. The principal/agent relationship is invoked when a principal (the shareholders acting through their elected representatives, the Board of Directors) engages an agent (the CEO and other ranking officers of the corporation). The 17th-century Scottish political economist and moral philosopher, Adam Smith, wrote of the possible hazards that may render the principal/agent relationship ineffective.

         A century later, Abraham Lincoln invoked moral and ethical considerations in a civil case when two minors refused to pay a debt. On advice of their attorney, the lads argued that they could not be held liable by virtue of being underage. Lincoln conceded the literal meaning of the law, but argued that the boys should not be allowed to enter adult life with their names besmirched by not making good on what they owed. Pointing a long bony finger at the opposing attorney, Lincoln admonished lawyers who denigrated the practice of law with such advice.

         Various mechanisms may be used to try to align the interests of the agent with those of the principal, so long as the principal is in a position of ultimate authority. We note that the principal/agent relationship at Emmis has been damaged because you have taken steps over time, the result of which is to expand the voting power of your current(1) 17% economic interest in Emmis by a factor of almost 4 to a potential 66.7% voting interest through the creation of a second class of stock, Class B shares--which only you have been permitted to own--that have 10 times the votes per share of the Class A shares owned by all other Emmis shareholders. As a result, you have effectively negated the safeguards inherent in a system that depends on checks and balances. (2)

         Fresh from attending the Berkshire Hathaway annual shareholders' meeting in Omaha with 24,000 others who trekked from countries around the world to the Woodstock of capitalism (in part to be reassured that integrity is alive and well in the executive suite of one of America's finest corporations), I'm happy to report that all is indeed well with the man who is known to have said "a principle wouldn't be a principle if it were subject to change." On page 15 of Warren Buffett's Chairman's letter (see BerkshireHathaway.com to download the 2005 annual report), the icon of corporate-governance probity wrote an essay about executive compensation that may strike close to home (plate). He concluded as follows: "Comp committees should adopt the attitude of Hank Greenberg, the Detroit slugger and a boyhood hero of mine. Hank's son, Steve, at one time was a player's agent. Representing an outfielder in negotiations with a major league club, Steve sounded out his dad about the size of the signing bonus he should ask for. Hank, a true pay-for-performance guy, got straight to the point, `What did he hit last year?' When Steve answered `.246,' Hank's comeback was immediate: `Ask for a uniform.'"

         Like Hank Greenberg, Warren Buffett wouldn't have paid that .246 hitter a signing bonus either. Carrying through with the analogy, the bonus that could accrue to certain shareholders--if the "going private" offer is successful--would make Ted Williams' salary the year after he hit .406 pale, of course, by comparison.

         Moreover, we're concerned by the explanation of the "going private" transaction found in the SEC filings:


         "We believe that our offer is fair to and in the best interest of Emmis and its various constituencies, including its public shareholders. This offer represents a 13.6% premium over the closing price of Emmis' Class A shares on May 5, 2006."

         We find this a peculiar statement because, first, Emmis is not an entity unto itself but a company owned by all its shareholders. Second, the statement that the offer is fair because it "represents a 13.6% premium over the closing price of Emmis' Class A shares on May 5, 2006" disregards the various alternative methods of achieving the highest value of the company for the benefit of all its shareholders. Rather, your statement that you would oppose any such alternative effectively prevents the consideration or realization of any such alternative.

         Accordingly, we wish to inform you that (1) it is our present intention to vote against the proposed "going private" transaciton because we believe that it is unfair to the shareholders of Emmis and (2) we intend to make this letter public through our 13D offering.

         Jeff, we implore you to be magnanimous. There are many aspects of your performance as CEO of Emmis that we admire greatly. It is within your power to do what is fair and just. May you understand the virtue of making those decisions now that will cause your contemporaries to refer to you with admiration and respect for years to come. We believe that you are too good a man to do anything less.



Sincerely,

/s/ Frank K. Martin, CFA

Frank K. Martin, CFA
Managing Partner
Martin Capital Management


------------------
(1) Your SEC filings stated that your economic interest in Emmis is 17% (6,429,881 Class A and B shares) of all shares outstanding which includes [unexercised and possibly, in the aggregate, "out of the money"] options to purchase 1,500,000 shares of Class B Common Stock that are exercisable currently or within 60 days of May 7, 2006. We observe that the issuance of options on Class B shares to you and early vesting of such shares to your benefit continues--most recently 200,000 shares on March 1, 2006. If the options are not exercised, both your economic and voting interest in Emmis shares would be markedly reduced.

(2) In Essays on Freedom and Power, Lord Acton wrote late in the 19th-century that "Those in possession of absolute power can not only prophesy and make their prophecies come true, but they can also lie and make their lies come true." He is better known for his maxims on the abuse of power largely within the realm of politics, though it may be possible to apply them to business as well: "Power tends to corrupt and absolute power corrupts absolutely." (This footnote is extracted from the recently published book Speculative Contagion, page 174, written by the undersigned.)